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                               May 13, 2020

       Stuart Gleichenhaus
       Interim Chief Financial Officer
       Covetrus, Inc.
       7 Custom House Street
       Portland, ME 04101

                                                        Re: Covetrus, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed March 3, 2020
                                                            File No. 001-38794

       Dear Mr. Gleichenhaus:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2019

       Notes to Consolidated Financial Statements
       Note 7. Goodwill and Other Intangible Assets, Net
       Other Intangible Assets, Net, page 67

   1. Please disclose the useful lives of each major intangible asset class for the Vets First
                                                        Choice acquisition at
December 31, 2019. Refer to ASC 350-30-50-1(a)(3).
   2. Intangibles for product development increased by $400 million in 2019, apparently due to
                                                        $50 million of product
formulas and $350 million of developed technologies obtained in the acquisition of
Vets First Choice in February 2019. It is unclear from your
                                                        disclosure here and in
"Cost of Sales" on page 60 which major intangible asset classes are amortized to cost of
sales versus selling, general and administrative (SG&A) expenses.
                                                        Please tell us how you
determine to classify the amortization for each major class of intangible assets as
cost of sales or SG&A and the rationale for your determination.
 Stuart Gleichenhaus
FirstNameInc.
Covetrus, LastNameStuart Gleichenhaus
Comapany NameCovetrus, Inc.
May 13, 2020
Page 2
May 13, 2020 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at (202) 551-3273 or Doug Jones at (202) 551-3309
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Ms. Erin Brennan